REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                            F2

CONSOLIDATED FINANCIAL STATEMENTS

 BALANCE SHEETS                                                           F3 -F4

 STATEMENT OF OPERATIONS                                                     F5

 STATEMENT OF SHAREHOLDERS EQUITY                                            F6

 STATEMENT OF CASH FLOWS                                                  F7-F8

SUMMARY OF ACCOUNTING POLICIES                                            F9-F11

NOTES TO CONSOLIDATED FINANCIALS                                         F12-F19

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors,
Conectisys Corporation and Subsidiaries
Agua Dulce, California


We have audited the accompanying consolidated balance sheets of Conectisys Corporation and Subsidiaries (a development stage company) as of November 30, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended November 30, 1996 and 1995 and from December 1, 1990 (inception of development stage) through, November 30, 1996, except that we did not audit these financial statements for the period December 1, 1990 (inception of development stage) through November 30, 1994, these financial statements were audited by other auditors and whose report dated January 9, 1995 expressed a going concern uncertainty. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Conectisys Corporation and Subsidiaries as of November 30, 1996 and 1995, and the results of their operations and their cash flows for the years ended November 30, 1996 and 1995 and from December 1, 1990 (inception of development stage) through November 30, 1996, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the deficiency in working capital of $780,357 and $984,498 as of November 30, 1996 and 1995, respectively, and the operating losses incurred since the Company's return to a development stage raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters also are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                               BDO Seidman, LLP



Los Angeles, California

Consolidated financial Statements

BALANCE SHEETS

February 15, 1997
                                                 November 30,
                                             1996           1995
Assets

Current assets
 Cash and cash equivalents                 $ 24,495     $  1,911
 Accounts receivable - trade
 (net of allowance for
  doubtful accounts of $1,668)               35,532            -
 Stock subscription receivable
 (received January 1996)                          -       20,000


Total current assets                         60,027       21,911

Notes receivable, net (Note 4)              446,625      466,625

Interest receivable, net (Note 4)             7,947        7,947

Property and equipment, net (Note 5)        150,370      121,734

Other assets
 Licenses and technology,
  net of accumulated
  amortization of $481,526
   in 1996 (Notes 1 and 9)                 1,727,242    2,178,430
 Deposits                                      4,500        4,500


Total other assets                         1,731,742    2,182,930


                                          $ 2,396,711 $ 2,801,147


See summary of significant accounting policies and notes to consolidated financial statements.

Balance sheets (Continued)
                                                  November 30,
                                             1996           1995
Liabilities and Shareholders' Equity

Current liabilities
 Accounts payable                          $338,822     $ 42,933
 Accrued compensation (Note 9)              136,181       53,295
 Notes payable (Notes 3 and 6)
  Related party                                   -      456,235
  Other                                     247,719      441,824
 Other current liabilities                  117,662       12,122


Total current liabilities                   840,384    1,006,409


Long-term liabilities
 Notes payable (Note 3 and 6)
  Related                                   527,830            -
  Other                                     163,719            -


Total long-term liabilities                 691,549            -


Minority interest                                 -      120,569

Commitment (Note 9)

Shareholders'equity (Note 7)
 Preferred stock - Class A, 1,000,000
  shares authorized,$1.00 par value;
   20,500 and 16,435 issued and
   outstanding in 1996 and 1995              20,500       16,345
 Convertible preferred stock - Class B,
   1,000,000 shares authorized,
   $1.00 par value; -0- issued and outstanding    -            -
 Common stock, 250,000,000 shares
  authorized, no par value;
   2,775,729 and 2,591,387 shares issued
   and outstanding in 1996 and 1995        6,457,221    5,031,834
 Deficit accumulated during
   development stage                       (5,612,943) (3,374,010)


Total shareholders' equity                   864,778    1,674,169
                                         $ 2,396,711 $  2,801,147


See summary of significant accounting policies and notes to consolidated financial statements.


STATEMENT OF OPERATIONS
                                                               December 1, 1990
                                                              (Inception)through
                                   Years Ended November 30,      November 30,
                                           1996        1995             1996

Revenues                           $    111,163   $      -       $    111,163

Costs of goods sold                      86,977          -             86,977

Gross profit                             24,186          -             24,186

Operating expenses
  General and administrative (Note 3)   1,715,009      1,155,608      2,870,617
     Bad debt write-offs (Note 4)        118,611       1,115,286      1,233,897

Loss from operations                   (1,809,434)     (2,270,894)   (4,080,328)

Interest income                           98,356           5,093        101,048

Interest expense                        (648,424)        (29,244)
(677,668)

Minority interest                        120,569           1,178        121,747

Net loss                           $  (2,238,933) $   (2,293,867)  $ (4,535,201)

Weighted average shares outstanding    2,608,613       1,984,829

Net loss per share                 $       (.86)       $   (1.16)


     See summary of significant accounting policies and notes to consolidated financial statements.





STATEMENT OF SHAREHOLDERS EQUITY

                                                                                         Deficit Accumu-
                                         Preferred Stock                                  lated During
                                            Class A                  Common Stock          Development
                                     Shares         Amount       Shares      Amount           Stage             Total

Balance, December 1, 1990 (re-entry
   development stage)                  -        $     -          212,188   $ 1,042,140   $ (1,042,140)      $      -

Shares issued in exchange for:
  Cash, May 31, 1993                   -              -           20,000         1,000           -                1,000
  Capital contribution, May 31, 1993   -              -           40,000           515           -                  515
  Services, March 26, 1993             -              -           40,000           500           -                  500
  Services, March 26, 1993             -              -           24,000           600           -                  600

Net loss for the year ended
 November 30, 1993                     -              -             -           (5,459)          -               (5,459)

Balance, November 30, 1993             -              -          336,188     1,044,755     (1,047,599)           (2,844)

________________________________________________________________________________________________________________________________

Shares issued in exchange for:
  Services, May 1, 1994                -              -           48,000         3,000           -                3,000
  Cash, September 1, 1994              -              -          355,426        23,655           -               23,655
  Services, September 15, 1994         -              -          173,986        11,614           -               11,614
  Cash, September 26, 1994             -              -           60,000        15,000           -               15,000
  Cash, October 6, 1994              16,345         16,345          -             -              -               16,345
  Cash, September and
        October, 1994                  -              -           26,400        33,000           -               33,000

Net loss for the year                  -              -             -             -           (32,544)          (32,544)

Balance, November 30, 1994           16,345         16,345     1,000,000     1,131,024     (1,080,143)           67,226

_______________________________________________________________________________________________________________________________

Shares issued in exchange for:
  Cash, February 13, 1995              -              -           23,200       232,000           -              232,000
  Debt repayment, February 13, 1995    -              -           40,800       408,000           -              408,000
  Debt repayment, February 20, 1995    -              -           95,562       477,810           -              477,810
  Acquisition of assets,
   CIPI February 1995                  -              -          575,000     1,950,000           -            1,950,000
  Acquisition of assets,
   April 5, 1995 (Note 10)             -              -          300,000          -              -                 -
  Cash and services,
   April and May 1995                  -              -          320,000       800,000           -              800,000
  Cash, June 1, 1995                   -              -           10,000        30,000           -               30,000
  Acquisition of assets and services,
    September 26, 1995                 -              -           80,000       200,000           -              200,000
  Cash, September 28, 1995             -              -              825         3,000           -                3,000
  Acquisition of assets,
    September 1995                     -              -          700,000     1,750,000           -            1,750,000
Return of assets, CIPI September 1995  -              -         (554,000)   (1,950,000)          -           (1,950,000)

Net loss for the year                  -              -             -             -        (2,293,867)       (2,293,867)

Balance, November 30, 1995           16,345         16,345     2,591,387     5,031,834     (3,374,010)        1,674,169

________________________________________________________________________________________________________________________________

Shares issued in exchange for (Note 7):
  Cash, February, 1996                 -              -           27,778       125,000           -              152,779
  Debt repayment, February, 1996       -              -          200,000       639,779           -              612,000
  Services, February, 1996             -              -           63,199       205,892           -              205,892
  Cash, March,1996                     -              -            3,571        25,000           -               25,000

Shares returned and
  cancelled, March,1996                -              -         (300,000)         -              -                 -

  Services, April, 1996                -              -              267         2,069           -                2,069
  Services, September,1996            4,155          4,155        11,727        36,317           -               40,472
  Services, October, 1996              -              -          130,800       327,000           -              327,000
  Debt repayment, November, 1996       -              -           47,000        64,330           -               64,330

Net loss for the year                  -              -             -             -        (2,238,933)       (2,238,933)

Balance, November 30, 1996           20,500        $20,500     2,775,729    $6,457,221    $(5,612,943)      $   864,778

_______________________________________________________________________________
     See summary of significant accounting policies and notes to consolidated financial statements.

STATEMENT OF CASH FLOWS

      Increase (Decrease) in Cash                               December 1, 1990
                                                              (Inception)through
                                       Years Ended November 30,    November 30,
                                           1996          1995
1996
Cash flows from operating activities:
     Net loss                         $ (2,238,933)  $ (2,293,867) $ (4,535,201)
     Adjustments to reconcile net loss to
      net cash used in
      operating activities:
          Stock issued for services        575,433        907,000     1,462,545
          Stock issued for interest        446,640           -          446,640
          Provision for bad
            debt write-offs                118,611        855,875       974,486
          Minority interest               (120,569)        (1,178)     (121,747)
          Depreciation and amortization    519,789            946       521,059

          (Increase) decrease in assets:
               Accounts receivable         (38,862)           419       (38,443)
               Accrued interest receivable (95,281)        (6,283)     (103,647)
               Deposits                       -            (1,500)       (4,500)

          Increase (decrease) in liabilities:
               Accounts payable            295,889         30,027       338,822
               Accrued compensation         82,886         53,295       136,181
               Other current liabilities   105,540          7,605       117,662

Net cash used in operating activities     (348,857)      (447,661)     (806,143)

Cash flows from investing activities:

          Increase in notes
           receivable (Note 4)                -         (1,036,843)  (1,322,500)
          Costs of licenses and technology (30,340)         (3,252)     (33,592)
          Purchase of equipment            (31,535)         (3,909)     (57,970)

Net cash used in investing activities      (61,875)     (1,044,004)  (1,414,062)


STATEMENT OF CASH FLOWS (CONTINUED)

                                                               December 1, 1990
                                                             (Inception) through
                                       Years Ended November 30,    November 30,
                                            1996           1995          1996

Cash flows from financing
activities:
     Common stock issuance                 150,000         338,000      560,655
     Preferred stock issuance                 -               -          16,345
     Proceeds from debt, other             155,203         785,634    1,482,837
     Proceeds from debt, related           150,309          56,235      206,544
     Payments on debt, other                (8,951)           -          (8,951)
     Payments on debt, related             (33,245)           -         (33,245)
     Decrease in stock
       subscription receivable              20,000            -          20,000
     Contributed capital                      -               -             515

Net cash provided by
  financing activities                     433,316       1,179,869    2,244,700

Net increase (decrease) in cash             22,584        (311,796)      24,495

Cash, beginning of year                      1,911         313,707         -

Cash, end of year                        $  24,495     $     1,911   $   24,495

Supplemental disclosure of cash flow information:
     Cash paid during the year for:
          Interest                       $  41,874     $     -       $   41,874
          Taxes                                800            850
1,650


Noncash financing activities:
     Common stock issued in exchange for:
          Property and equipment        $   35,362    $    95,569   $   130,931
          Licenses and technology       $     -       $ 1,770,000   $ 1,770,000
          Repayment of debt             $  257,469    $   885,810   $ 1,143,279
          Services and interest         $  1,017,918  $   907,000   $ 1,940,326

     See summary of significant accounting policies and notes to consolidated financial statements.


SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

     The accompanying consolidated financial statements include the transactions of Conectisys Corporation ( the "Company") and its 80% owned subsidiaries Technilink, Inc. and Primelink, Inc. All material intercompany transactions and balances have been eliminated in the accompanying consolidated financial statements.

Development Stage Company

     The Company returned to the development stage in accordance with SFAS No. 7 on December 1, 1990 and during the fiscal year ended November 30, 1995, the Company completed two mergers and is in the process of developing its technology and product lines.

Cash Equivalents

     For financial accounting purposes and the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less.

Property and Equipment

     Property and equipment are recorded at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Property and equipment is estimated to have a useful life of 5-7 years.

Net Loss Per Common Share

     Net loss per common share is based on the weighted average number of common and common equivalent shares outstanding for the periods presented. Common equivalent shares representing the common shares that would be issued on exercise of convertible securities and outstanding stock options and warrants reduced by the number of shares which could be purchased from the related exercise proceeds are not included since their effect would be antidilutive.

Stock Issued for Noncash Consideration

     Shares of the Company's no par value common stock issued in exchange for goods or services are valued at the cost of the goods or services received or at the market value of the shares issued depending on the ability to estimate the value of the goods or services received.

Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
SUMMARY OF ACCOUNTING POLICIES (continued)

License Agreements

     The cost of acquiring license rights are capitalized and amortized over the shorter of the estimated useful life of the license or the term of the license agreement. The licenses are being amortized over a period of five years. At November 30, 1996, the Company generated some revenues from the licenses it acquired. Although management has developed a plan to develop and market the technology, it is reasonably possible that the estimates of expected future gross revenue will be reduced significantly in the near term due to competitive pressure. Consequently, the carrying amount of capitalized licenses at November 30, 1996 may be reduced materially in the near term. The carrying value of the licenses is subject to periodic evaluation and if necessary the amounts will be written down to their net realizable value.

Technology

     Deferred technology costs include capitalized product development and product improvement cost incurred after achieving technological feasibility and are amortized over a period of five years.

Income Taxes

     The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, which requires the Company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets using the enacted rates in effect in the years in which the differences are expected to reverse.

New Accounting Pronouncements

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121) issued by the Financial Accounting Standards Board (FASB) is effective for financial statements for fiscal years beginning after December 15, 1995. The new standard establishes new guidelines regarding when impairment losses on long-lived assets, which include plant and equipment, certain identifiable intangible assets and goodwill, should be recognized and how impairment losses should be measured. The Company does not expect adoption to have a material effect on its financial position or results of operations.

      SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) issued by the FASB is effective for specific transactions entered into after December 15, 1995, while the disclosure requirements of SFAS No.123 are effective for financial statements for fiscal years beginning no later than December 15, 1995. The new standard establishes a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods and services from nonemployees in exchange for equity instruments. At the present time, the Company has not determined if it will change its accounting policy for SUMMARY OF ACCOUNTING POLICIES (contiued)

stock based compensation or only provide the required financial statement disclosures. As such, the impact on the Company's financial position and results of operations is currently unknown.

Fair Value of Financial Instruments

     The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, stock subscription receivable, accounts payable, accrued compensation and notes payable other, approximate fair value because of the short maturity of these instruments. It is not practical to estimate the fair value of the notes payable related party due to their related party nature.

Reclassifications
     For comparability purposes, certain prior year accounts have been reclassified to conform with current year presentation.



NOTES TO CONSOLIDATED FINANCIALS

1. Business
   Nature of Organization

The Company was incorporated under the laws of Colorado on February 3, 1986, to analyze and invest in business opportunities as they may occur.

TechniLink has developed the Cube 2001 series for the monitoring and controlling of various devices in the petroleum and gas industry.

PrimeLink has developed a product line that uses cutting edge communications to assist in the monitoring of meters for utility companies and the petroleum industry. This technology, while eliminating the need for a meter reader, is more significant in enabling the utility companies to utilize energy conservation and, in the case of power companies, re-routing of electrical power to areas where it is needed. The devices are also in use in vending machines to monitor sales and functions of the vending machine without the physical inspection usually needed.

Effective December 1, 1994, the Company agreed to acquire all of the outstanding shares of Progressive Administrators, Inc. (PAI) in exchange for 300,000 shares of its no par value common stock. The transaction was to be accounted for as a purchase transaction. The shares to be issued by the Company were to be "restricted securities" within the meaning of Rule 144 of the Securities Act of 1933, as amended. Accordingly, PAI would have been a wholly-owned subsidiary of the Company as of December 1, 1994. PAI was formed in the state of Colorado on September 14, 1994 and is engaged in the records storage business.

Effective December 1, 1994, the Company also agreed to acquire all of the outstanding shares of Creative Image Products, Inc. (CIPI) in exchange for 575,000 shares of its no par value common stock. The shares were issued in February of 1995. The shares issued by the Company were "restricted securities" within the meaning of Rule 144 of the Securities Act of 1933, as amended. Accordingly, CIPI was a wholly-owned subsidiary of the Company as of December 1, 1994. CIPI was formed in the state of Kansas on April 29, 1994 and is engaged in the insecticide business and through its wholly-owned subsidiary, ADA Signature Distributors, Inc., the sign manufacturing business.

During 1995, the Company's only operations consisted of CIPI's manufacturing of organic insecticides prior to its disposal. On September 28, 1995 the Company entered into an agreement to unwind the acquisition of CIPI. CIPI issued a promissory note to the Company in the amount of $1,302,500 to reimburse the Company for cash advances. In accordance with the agreement, the shares issued to CIPI were exchanged for all shares issued to the Company. The shares outstanding carry no value on the financial statements.

On February 15, 1996, PrimeLink entered into a Joint Marketing and Development Agreement ("Agreement") with SkyTel Corp. pursuant to which PrimeLink agreed to customize and develop a paging technology based receiver for use in connection with SkyTel's two-way wireless messaging services and system (the "SkyTel Network") and both parties agreed to assist each other in the marketing of the PrimeLink product and the SkyTel Network. The Company believes that the joint
1.   Business(Continued)
   Nature of Organization (Continued)

marketing of its product with the SkyTel System could have significant potential for the Company. However, the Agreement does not require any purchases of the PrimeLink product by SkyTel, and may not necessarily result in any significant revenues for the Company. The Agreement is for a two-year term, and will automatically renew for additional one-year terms until terminated by either party.

Change of Control

During the year ended November 30, 1994, the Company issued a combination of voting common and voting preferred shares to Black Dog Ranch, LLC, an unrelated party, sufficient to transfer control of the Company to Black Dog Ranch, LLC. Accordingly, the Company is a subsidiary of Black Dog Ranch, LLC. In connection with the transfer of control, the Company changed its name to BDR Industries, Inc. During the year ended November 30, 1995 the Black Dog Ranch, LLC sold its interest in the Company to Robert Spigno who now has the controlling interest in the Company. BDR Industries, Inc. then changed its name to Conectisys Corporation.

Formation of Subsidiary

Effective June 24, 1994, the Company formed a wholly-owned subsidiary, CFC Capital Corporation. The entity is currently inactive.

Acquisition of Privately Held Companies

In September 1995, the Company acquired 80% of the outstanding stock of Technilink, Inc. a California Corporation, and 80% of the outstanding stock of Primelink, Inc., a Kansas corporation, in exchange for an aggregate of 200,000 shares of the Company's common stock. The acquisitions were accounted for as purchases. Both Primelink and Technilink are start-up companies with no material operating activity and therefore no proforma statements of operations were provided for 1995.

     The acquisitions of these companies occurred in connection with the signing of the license agreements discussed in Note 9. The Company issued a total of 700,000 shares of common stock and assumed a loan of $400,000 to acquire the licenses and the Corporations. The only major asset acquired from Primelink and Technilink was the license and technology. The stock issued was valued at $1,750,000, the fair market value of common stock issued, and is included in licenses and technology on the balance sheet.

2. Going Concern

As of November 30, 1996 and 1995, the Company has a deficiency in working capital of $780,357 and $984,498, respectively and has incurred operating losses since its return to the development stage, which raise substantial doubt about the Company's ability to continue as a going concern.

Management's plans for correcting these deficiencies include the future sales of their newly licensed products and to raise capital through the issuance of common
2. Going Concern (Continued)

stock to assist in providing the Company with the liquidity necessary to retire the outstanding debt and meet operating expenses. In the longer term, the Company plans to achieve profitability through the operations of its newly acquired subsidiaries. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.

3. Related Party Transactions

The Company utilized office space on a rent-free basis from an officer of the Company during all periods presented, the value of these transactions was immaterial.

The Company issued 2,494 and 260,000 shares of common stock during the years ended November 30, 1996 and 1995, respectively, to a related party in exchange for services. The services were valued at $17,538 and $534,961, respectively, which approximates the fair market value of the shares issued.

The CEO of the Company exercised 28,805 of his stock options at an exercise price of $0.20 per share. The Company also issued the CEO 4,155 shares of Preferred Class A stock for services rendered.

The Company also leases office space from S.W. Carver Corporation, a company owned by a major shareholder of the Company. The lease is for a period of twelve months at a rate of $2,000 per month. The Company also pays S.W. Carver Corporation for bookkeeping services which are included in general and administrative expenses. Also, the Company has notes payable to S.W. Carver Corporation, see Note 6.

Rent expense for the years ended November 30, 1996 and 1995 were $24,000 and $6,000, respectively.

In February 1996, the Company's Board of Directors authorized the purchase of a car for the use of its Chief Financial Officer. The purchase price was approximately $23,000, of which approximately $18,000 was financed by the Company. The Board of Directors also determined that the vehicle would be maintained and fueled in full by the Company.

4. Notes Receivable

During the year ended November 30, 1995 and 1994, the Company advanced to CIPI $1,302,500. This advance is evidenced by a note payable to the Company, due on demand or October 1, 1998, whichever is first. Interest on the note is at the rate of ten percent per year. As of November 30, 1996 and 1995, the Company has provided an allowance of $855,875 against this receivable. Interest receivable on this note has also been reserved accordingly.

5. Property and Equipment

Property and equipment consisted of the following:

November 30,                                   1996          1995


Office equipment                        $    141,422   $    124,254
Furniture and fixtures                        14,369           -
Vehicles                                      35,362           -

                                             191,153        124,254
Less: accumulated depreciation               (40,783)        (2,520)

Total                                   $    150,370   $    121,734

Depreciation expense for the years ended November 30, 1996 and 1995, totalled $38,263 and $946, respectively.

6.   Notes Payable

The notes payable consisted of the following:

November 30,                                   1996          1995

Notes payable to S.W. Carver Corporation
     (a related party) unsecured, due on
     demand at 10% interest, unpaid
     balance payable on February 15, 1998 $  519,830   $    456,235

Note payable to Devon Investment Advisors
     unsecured, due on demand at 10%
     interest                                241,824        441,824

Note payable to Black Dog Ranch, LLC
     unsecured, due on demand at 8%
     interest, unpaid balance on January
     15, 1998                                130,203           -

Note payable to Investor's Financial          25,000           -

Note payable to Ford Motor Credit,
     secured by vehicle, interest at 12.9%,
     unpaid balance on February 25, 1999      14,411           -


6.   Notes Payable (Continued)

November 30,                                   1996          1995

Note payable to Robert Spigno (related
     party) unsecured, due on demand at
     10% interest, unpaid balance on
     February 15, 1998                         8,000           -

Total notes payable                          939,268        898,059
Less: current portion                       (247,719)      (898,059)
Long-term portion                       $    691,549   $       -

     Long-term debt maturity consist of the following as of November 30, 1996:

                                             Amount
                         1997           $    247,719
                         1998                689,735
                         1999                  1,814


     Total notes payable                $    939,268


7.   Shareholders' Equity

The Company is authorized to issue 50,000,000 shares of $1.00 par value preferred stock, no liquidation preference. One million of the preferred shares are designated as Class A preferred shares which have super voting power wherein each share receives 100 votes and has anti-dilution rights. One million of the preferred shares are designated as Class B preferred shares which have conversion rights wherein each share may be converted into ten shares of common stock.

In February, 1996, the Company entered into an investment banking agreement for a period of two years. In consideration for services the Company granted the investment banker options to purchase 1,000,000 shares at $2.50 per share, the fair value at the date of grant. In October of 1996 the Company issued the investment banker 130,800 shares of common stock for services rendered. These shares resulted in the Company recording consulting fees of $327,000 which is the fair value of the stock at the date issued.

In February and November of 1996, the Company issued 200,000 and 47,000 shares, respectively, of common stock in settlement of outstanding obligations, which included principal and interest. The total debt reduced amounted to $257,469 and interest of $446,640 for a total of $704,109. The value of the transaction was based upon the value of the stock on that date.

In February 1996, the Company issued 63,199 shares of common stock to various consultants and to an officer of the Company for services rendered. The transactions were recorded at a total of $205,892 which approximates the fair value of the stock given at that date.


7. Shareholders' Equity (Continued)

In February 1996, the Company and Hollywood Trenz, Inc. ("HTNZ") mutually agreed to terminate the ADA Sign Purchase Agreement and Agreement for the Purchase of Common Stock between them dated March 23, 1995 and to return the shares transferred pursuant to that agreement. As a result, the Company returned to HTNZ 600,000 shares of HTNZ common stock, which is valued at zero, and HTNZ returned to the Company 300,000 shares of the Company's common stock.

On September 3, 1996, 1,727 shares of common stock were issued to Micro Automation Development (MAD) for services provided to Technilink. The transaction was recorded at $4,317, which approximates the fair value of the stock given at that date.

On September 12, 1996, the Company issued to Internet Stock Guide Inc., 10,000 shares of common stock for payment of an advertising contract on there World Wide Web and consulting services. The transaction was recorded at $32,000 which approximates the fair value of the stock given at that date.

On September 23, 1996, the Company issued 4,155 shares of Preferred stock to Robert Spigno, President of Conectisys Corp. for the reduction of compensation accrued to Mr. Spigno, the shares were issued at their par value of $1.00 per share.

8. Income Taxes

Deferred income taxes consisted of the following:

November 30,                                 1996             1995


Deferred tax asset, net operating
     loss carryforward                  $  3,454,392   $    450,000
Deferred tax liability                          -              -
Valuation allowance                       (3,454,392)      (450,000)

Net deferred taxes                      $       -      $       -

     The valuation allowance offsets the net deferred tax asset since it is more likely than not it would not be recovered.

9. Commitments and Contingencies

Employment Agreements

The Company has entered into five employment agreements with key individuals, the terms of the agreements are as follows: 1) The President and CEO of Primelink entered into an agreement dated September 15, 1995 for a period of three years. He is entitled to receive a base salary of $90,000 per year and a bonus equal to 15% of the net profits before taxes earned by Primelink, Inc. He is also granted an option to purchase up to 250,000 shares of the Company's restricted common stock at a price equal to 50% of the average market value of the stock on the date of

9. Commitments and Contingencies (Continued)
   Employment Agreements (Continued)

purchase. 2) The President and CEO of Technilink entered into an agreement dated September 13, 1995 for a period of three years. He is entitled to receive a base salary of $90,000 per year and an annual bonus equal to 15% of the net profits before taxes earned by Technilink, Inc. He is also granted an option to purchase up to 250,000 shares of the Company's restricted common stock at a price equal to 50% of the average market value of the stock on the date of purchase. 3) The President and CEO of Company entered into an agreement dated October 2, 1995 for a period of three years and he is entitled to receive a base salary of $125,000 per year and an annual bonus of 15% of the Company's pretax net income. He is also granted an option to purchase up to 500,000 shares of the Company's restricted common stock at a price equal to 60% of the average market value at the date of purchase. 4) The Chief Financial Officer of Company entered into an agreement dated October 2, 1995 for a period of three years and he is entitled to receive a base salary of $50,000 per year and an annual bonus of 1% of the Company's pretax net income. He is also granted an option to purchase up to 500,000 shares of the Company's restricted common stock at a price equal to 60% of the average market value at the date of purchase. 5) The Secretary and Treasurer of Company entered into an agreement dated October 2, 1995 for a period of three years and he is entitled to receive a base salary of $40,000 per year and an annual bonus of 2% of the Company's pretax net income. She is also granted an option to purchase up to 500,000 shares of the Company's restricted common stock at a price equal to 60% of the average market value at the date of purchase.

License Agreements

The Company has entered into License agreements with the Presidents of both Primelink and Technilink. The license agreements were entered into on September 20, 1995, in connection with the acquisition of Primelink and Technilink (see
Note 1), and are for a period of five years. As consideration for these license agreements the Company issued each licensee 250,000 shares of its restricted common stock and will pay the licensee a royalty of 5% of net sales of the applicable product. In addition, in the event of the sale of the license or the acquisition or merger of Technilink or Primelink, a royalty sum of 20% of the sales price of the license shall be paid to the licensee, the sales price shall not be less than $1,500,000. The licenses were valued at the fair market value of the stock issued to obtain the licenses.

Litigation

The Company is a party in the case, Securities and Exchange Commission (Plaintiff) Vs. Andrew S. Pitt, Conectisys Corp., Devon Investments Advisors, Inc., B&M Capital Corp., Mike Zaman, and Smith Benton & Hughes, Inc. (Defendants) Civil Case #96-4164. The Case alleges that a fraudulent scheme was orchestrated and directed by the defendants to engage in the sale and distribution of unregistered shares of Conectisys by creating the appearance of an active trading market for the stock of Conectisys and artificially inflating the price of its shares. In the suit the SEC seeks disgorgment of profits from illegal activity and permanent injunctions from violating securities laws.


9. Commitments and Contingencies (Continued)
   Litigation (Continued)

The Company has also brought suit against former directors and officers of the Corporation. The suit is for the improper issuance of stock to the former Directors and Officers. The case is scheduled to be heard in the second quarter of 1997.

10. Major Customers

For the year ended November 30, 1996, the Company had sales to two customers comprising 86.0% and 10.4%, respectively of total sales. Accounts receivable from these customers at November 30, 1996 were $30,381 and $5,151, respectively.